SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. ___)*

                        WEITZER HOMEBUILDERS INCORPORATED
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   949049 10 0
                                 (CUSIP Number)

                                RAMON RASCO, ESQ.
                          RASCO REININGER & PEREZ, P.A.
                            THE WATERFORD, SUITE 700
                             5200 BLUE LAGOON DRIVE
                              MIAMI, FLORIDA 33126
                                 (305) 261-0500

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 AUGUST 2, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  949049 10 0

         1) NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Century Partners Group, Ltd.
                  I.R.S. identification number: 65-0502494

         2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                  INSTRUCTIONS)
                  (A)      Not Applicable
                  (B)      Not Applicable

         3)       SEC USE ONLY

         4)       SOURCE OF FUNDS (See Instructions)
                  WC

         5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                  Not Applicable

         6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Florida.

NUMBER OF         7)       SOLE VOTING POWER
SHARES                                 30,978,893(1)
BENEFICIALLY               SHARED VOTING POWER
OWNED BY                                0
EACH
REPORTING         9)       SOLE DISPOSITIVE POWER
PERSON                                 30,978,893(1)
WITH:
                  10)      SHARED DISPOSITIVE POWER
                                       30,978,893 (1)

         11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       30,978,893 (1)

         (1) Includes 22, 123, 893 shares of Class A Common Stock issuable upon exercise of options all of which are exercisable within 60 days. Also includes 1,500,000 shares of Class B Common Stock which Century Partners Group, Ltd. acquired from Chai Capital Ltd. ("Chai"). Each share of the Class B Common Stock has one vote on all matters requiring a shareholder vote or consent and is convertible on a one for one basis into Class A Common Stock subject to future earnings being achieved.

         12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                  Not Applicable

         13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    88.7%

         14)      TYPE OF REPORTING PERSON (See Instructions)

                  PN

ITEM 1.  SECURITY AND ISSUER:

          This Schedule 13D relates to the Class A and Class B Common Stock, par value $0.01 per share of Weitzer Homebuilders Incorporated ("Weitzer"). The principal office of Weitzer is now located at 7270 N.W. 12th Street, Suite 410, Miami Lakes, FL 33166.

ITEM 2.  IDENTITY AND BACKGROUND:

         (a) This Schedule 13D is filed by Century Partners Group, Ltd., a Florida limited partnership (the "Reporting Person").

                  (i) Century Enterprises Group, Inc., a Florida corporation, is the general partner (the "General Partner") of the Reporting Person.

                  (ii) The executive officers and directors of the General Partner are:

                       NAME                         OFFICES OF GENERAL PARTNER
                       ----                         --------------------------
                       Sergio Pino                  President and Director
                       Carlos M. Garcia             Vice President and Director
                       Gabriel Bustamante           Treasurer and Director
                       Humberto Lorenzo             Secretary and Director
                       Armando Guerra               Director
                       Jose Cancela                 Director

         (iii) The names of the controlling shareholders of the General Partner are:

                       Sergio Pino
                       Carlos M. Garcia
                       Gabriel Bustamante
                       Armando Guerra

         (b) The address of the principal office of the Reporting Person and General Partner, and business address of the persons named in Item 2(a)(ii) and (iii) above, is 7270 N.W. 12th St., Suite 410, Miami, Florida 33166.

         (c) The principal business of the Reporting Person is to acquire, develop, and sell real estate and related assets.

                  (i) The principal business of the General Partner is to be a General Partner of the Reporting Person.

                  (ii) The present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted for each of the individuals named in Item 2(a)(ii) and (iii) above is:

NAME AND BUSINESS ADDRESS                        PRESENT PRINCIPAL OCCUPATION
-------------------------                        ----------------------------
Sergio Pino                                      Real estate developer
Century Enterprises Group, Inc.
7270 N.W. 12th Street, Suite 410
Miami, Florida 33166

Carlos M. Garcia                                 Real estate developer
3021 West 76th Street, Suite 101
Hialeah, Florida 33016

Gabriel Bustamante                               Accountant
2100 Ponce de Leon Boulevard
Suite 1110
Coral Gables, Florida  33156

Humberto Lorenzo                                 Paving contractor
4310 N.W. 35th Avenue
Miami, Florida 33142

Armando Guerra                                   Executive of pharmacy chain
9475 Journey's End Road
Coral Gables, Florida 33156

Jose Cancela                                     Radio and television executive
8400 N.W. 52nd Street, Suite 101
Miami, Florida 33166

         (d) (e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the officers, directors, or controlling shareholders of the General Partner have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         On August 2, 1999, the Reporting Person paid Chai $5,000,000 and Weitzer $1,130, 998. It also delivered $5,000,000 in short-term notes to Chai secured by bank letters of credit. The funds paid and used to secure the letters of credit came from the Reporting Person's working capital, no portion of which was borrowed.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The purpose of entering into the Agreement was for the Reporting Person to obtain control of Weitzer. Upon closing on August 2, 1999, the Reporting Person purchased 7,355,000 shares of Class A Common Stock and 1,500,000 shares of Class B Common Stock from Chai. It thereby obtained effective control of Weitzer, although complete control of Weitzer's board of directors will only occur and after the Reporting Person fully complies with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-6 thereunder.

                  (A) To the knowledge of the Reporting Person, none of the persons named in Item 2 have any plan or proposal which would relate to or result in the acquisition or disposition of additional securities of Weitzer except as follows:
                  (i) The Reporting Person acquired options to purchase 22,123,893 shares of Weitzer Class A Common Stock (the "Options") as described in Item 6. The Reporting Person intends to fully exercise the Options;
                  (ii) The Reporting Person is under common control with Century Plumbing Wholesale, Inc. ("Plumbing"), a Miami-Dade County, Florida plumbing contractor. The Reporting Person intends to cause Weitzer to acquire Plumbing in exchange for an undetermined number of shares of common stock of Weitzer. The purchase price will be determined in accordance with procedures to be established in conjunction with an independent investment banking firm. The timing is subject to compliance with Securities and Exchange Commission accounting rules, approval of Weitzer's board of directors and possibly other factors; and
                  (iii) Weitzer intends to grant stock options to its outside directors pursuant to a formula to be determined. The outside directors are expected to include those persons listed in Item 2(c).

         However, the Reporting Person reserves the right, in the future, to adopt an additional plan or proposal including causing Weitzer to acquire other businesses the Reporting

         Person controls. There can be no assurances that Weitzer will acquire Plumbing.

         (B) The Reporting Person intends to exercise the Options by paying cash and/or contributing to Weitzer its partnership interests in real estate projects or other assets of the Reporting Person having a fair market value equal to the exercise price. In order to contribute assets, appropriate audited financial statements must be available so that Weitzer can continue to comply with the reporting provisions of the Exchange Act.

         (C) The Reporting Person has not adopted any plan or proposal to sell or transfer a material amount of assets of Weitzer or any of its subsidiaries. However, the Reporting Person reserves the right in the future to adopt such a plan or proposal.

         (D) At the time of the closing, two of the five directors of Weitzer resigned, Weitzer enlarged its board of directors to six persons and Weitzer appointed three designees of the Reporting Person to its board of directors. The three persons appointed at the request of the Reporting Person are:

                           Sergio Pino
                           Armando Guerra
                           Jose Cancela

                  The Weitzer board of directors appointed the following designees of the Reporting Person to be the new officers of Weitzer to replace the former officers who resigned in connection with the closing:

                  Sergio Pino                        President and chief executive officer
                  Emiliano de la Fuente, Jr.         Vice-president of finance and treasurer
                                                     (chief financial officer and
                                                     principal accounting officer)

                  Once the Reporting Person is able to comply with Rule 14f-6 under the Exchange Act, it intends to add Humberto Lorenzo, Carlos M. Garcia and Gabriel Bustamante as additional directors of Weitzer replacing Harry Weitzer, Michael M. Ambrosio and Lawrence Hellring.

         (E) The Reporting Person is planning to seek shareholder approval of a proposal to amend the Articles of Incorporation in order to:

                           (i) change the name of Weitzer to Century Builders Group, Inc.;

                           (ii) authorize one class of common stock without classification;

                           (iii) eliminate cumulative dividend rights which currently exist with the Class A Common Stock; and

                           (iv) increase the authorized number of outstanding shares of the new class of common stock beyond the currently authorized number of shares of Class A and Class B Common Stock.

                  As required by the Stock Purchase Agreement, following the closing Weitzer began using Century Builders Group, Inc. as a fictitious name. Weitzer may also change its corporate domicile from Florida to Delaware.

         (F) The Reporting Person is considering seeking shareholder approval to amend Weitzer's Articles of Incorporation to provide, if available, a mechanism to permit directors to engage in real estate transactions without the risk of misappropriating any corporate opportunity belonging to Weitzer.

         (G) Except for the changes discussed above or possibly changing Weitzer's domicile to Delaware, the Reporting Person has no present intention to change Weitzer's Articles of Incorporation, Bylaws, or instruments corresponding thereto or take other actions which may impede the acquisition of control of Weitzer by any person.

         (H) The Reporting Person has not adopted any plan or proposal to cause any class of securities of Weitzer to be delisted from a national securities exchange or to be ceased to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (I) The Reporting Person has not adopted any plan or proposal to cause any equity securities of Weitzer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         (J) The Reporting Person has not adopted any other plan or proposal similar to any of those enumerated in Item 4.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER:

         (A) The Reporting Person may be deemed to beneficially own 30,978,893 shares of Weitzer's Common Stock, or approximately 88.7% of the total issued and outstanding shares of its Common Stock. The shares beneficially owned consist of 7,355,000 shares of Class A Common Stock, 1,500,000 shares of Class B Common Stock (convertible on a one-for-one basis into shares of Class A Common Stock) and 22,123,861 shares issuable upon exercise of the Options granted to the Reporting Person. None of the other parties described in Item 2(a) beneficially owns any shares of Class A Common Stock or Class B Common Stock of Weitzer.

         (B) The Reporting Person has the sole power to vote and dispose of the shares of Class A and Class B Common Stock of Weitzer.

         (C) Except for the securities of Weitzer referred to in connection with the Agreement described in Item 6 hereof, neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons named in Item 2 hereto, has executed transactions in the Class A Common stock of Weitzer during the past 60 days.

         (D)      Not applicable.

         (E)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER:

         On August 2, 1999, the Reporting Person paid Chai $10,000,000 consisting of $5,000,000 cash and promissory notes aggregating $5,000,000 (the "Chai Notes") secured by irrevocable letters of credit. The Chai Notes provide for aggregate payments of $2,000,000 on February 2, 2000 and $3,000,000 on June 2, 2000. Additionally, at the closing, Weitzer issued to the Reporting Person Options to purchase 22, 123, 893 shares of Weitzer's Class A Common Stock at an exercise price of a $1.13 per share. The Options are currently exercisable and expire as follows:

         NUMBER OF OPTIONS        EXPIRATION DATE
         -----------------        ---------------
            12,123,893            September 2, 1999
             5,000,000            November 2, 1999
             5,000,000            February 2, 2000

                  Under the terms of the Option Agreement, the Reporting Person may pay the exercise price of $1.13 per share in cash or by conveying to Weitzer assets including real estate assets and partnership interests having a fair market value equal to the exercise price. The Option Agreement provides "fair market value" shall be determined by
         (a) an appraiser or (b) Weitzer's board of directors. The Option Agreement further provides that the board of directors may consider various factors in reaching its determination as to fair market value including any third party bonafide offer to purchase such assets. At the closing, Weitzer's board of directors established an appraisal committee consisting of the three director designees of the Reporting Person who shall have full authority to determine fair market value pursuant to the guidelines contained in the Option Agreement. The Reporting Person intends to contribute to Weitzer partnership interests in real estate to exercise the Options in the future.

                  As a condition of the closing, the senior lender to Weitzer, Ohio Savings Bank, required the Reporting Person to guarantee the outstanding credit facility of Weitzer. To the extent that the Reporting Person contributes real estate interests including partnership interests as part of the Option exercise price, it is anticipated that the underlying real estate will be subject to real estate mortgages which would have been guaranteed by the Reporting Person and in some instances by its president (who is the new president of Weitzer), Mr. Sergio Pino.

                  To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any person with respect to any securities of Weitzer not otherwise disclosed in this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

                  The Stock Purchase Agreement filed by Weitzer as Exhibit 10.1 to its Report on Form 8-K dated June 22, 1999 and the Amendment to Stock Purchase Agreement filed by Weitzer as Exhibit 10.3 to its Report on Form 8-K dated July 28, 1999 are incorporated by reference.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SIGNATURE

                                CENTURY PARTNERS GROUP LTD. BY
                                CENTURY ENTERPRISES GROUP, INC., GENERAL PARTNER
                                BY: /s/ Sergio Pino
                                    ---------------------------
                                    Sergio Pino
                                    PRESIDENT

DATE:  AUGUST 11, 1999